SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of September, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   X               Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes                    No   X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes                    No   X
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes                    No   X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On September 20, 2007, the Nomination and Compensation Committee of the Board of Directors of Telvent GIT, S.A. (the “Company”) and the Company’s Board of Directors approved an amendment to its extraordinary variable compensation plan (the “Plan”) for members of the senior management of the Company and its subsidiaries. The amendment increases the number of participants authorized to participate in the Plan from 30 members to 31 members and also increases the maximum amount available under the Plan for distribution to the Plan’s participants from € 10,280,000 to € 10,480,000.
     A copy of the Plan, as revised on September 20, 2007, is attached hereto as Exhibit 4.3.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

By:	/s/ Manuel Sánchez

Name: Manuel Sánchez Title: Chief Executive Officer
Date: September 21, 2007

Exhibit Index
The following exhibits has been furnished as part of this Form 6-K.

Exhibit	Description

4.3	The Company’s Extraordinary Variable Compensation Plan, as revised on September 20, 2007.